CONDUIT PHARMACEUTICALS INC.

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92134

December 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Conduit Pharmaceuticals Inc. (the “Company”)
Registration Statement on Form S-1, as amended
File No. 333-275056 (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:30 p.m., Eastern Time on December 15, 2023, or as soon as practicable thereafter.

Please call Todd Mason at (212) 908-3946 of Thompson Hine LLP to confirm the effectiveness of the Registration Statement or with any questions.

[Signature Page Follows]

Sincerely,

CONDUIT PHARMACEUTICALS INC.

By:	/s/ David Tapolczay
Name:	David Tapolczay
Title:	Chief Executive Officer